

07007026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2007 WASH. D.C. 210

SEC FILE NUMBER
8- 37328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.J. Raney & Sons, Inc. - BD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Cantrell Rd, Ste 301
(No. and Street)

Little Rock, AR 72202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alton Raney 501-666-6644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alton Raney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.J. Raney & Sons, Inc. - BD, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PHYLLIS ACHOR
Pulaski County
My Commission Expires
August 20, 2013

Signature

Vice-President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T. J. RANEY & SONS, INC. - BD
SEC. FILE NO. 8-37328

Financial Statements and Additional Information
March 31, 2007 and 2006

Together With Independent Auditors' Report

CONTENTS

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
T. J. Raney & Sons, Inc. - BD

We have audited the accompanying statements of financial condition of T. J. Raney & Sons, Inc. - BD, (a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC) as of March 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T. J. Raney & Sons, Inc. - BD as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
May 24, 2007

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF FINANCIAL CONDITION

March 31, 2007 and 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 58,615	$ 77,681
Certificate of deposit	-	36,885
Accounts receivable - T.J. Raney and Sons, Inc. - HC	1,700,358	1,247,388
- T.J. Raney Insurance Agency, LLC	53,195	77,580
- other	64,844	43,808
Employee advances	8,641	4,812
Prepaid expenses	7,043	9,004
Securities owned:		
Marketable, at market value	35,515	12,012
Not readily marketable, at estimated net realizable value	10,000	10,000
Total assets	$ 1,938,211	$ 1,519,170

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts payable and accrued expenses	$ 29,222	$ 19,870
Deferred income taxes	6,279	-
Long-term debt	-	11,859
Total liabilities	35,501	31,729
Stockholder's equity:		
Common stock, $.01 par value:		
10,000 shares authorized;		
2,000 shares issued and outstanding	20	20
Additional paid-in capital	212,985	212,985
Retained earnings	1,689,705	1,274,436
Total stockholder's equity	1,902,710	1,487,441
Total liabilities and stockholder's equity	$ 1,938,211	$ 1,519,170

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF INCOME

For the years ended March 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions	$2,194,855	$1,329,985
Investment income	386	1,436
Unrealized gains (losses) on marketable securities	(110)	8,802
Other	-	6,060
Total revenue	2,195,131	1,346,283
Expenses:		
Advertising and promotion	19,455	15,326
Commissions	1,066,239	705,801
Correspondent services and clearing charges	197,564	147,298
Fines and penalties	420	10,000
Insurance	22,850	32,499
Interest	3,421	706
Management fees	303,480	244,692
Postage and delivery	354	15
Regulatory and professional fees	11,996	20,693
Rent	80,238	30,272
Taxes and licenses	57,904	47,244
Other	9,662	4,904
Total expenses	1,773,583	1,259,450
Income before income taxes	421,548	86,833
Income taxes	6,279	-
Net income	$ 415,269	$ 86,833

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the years ended March 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - March 31, 2005	$ 20	$ 212,985	$ 1,187,603	$ 1,400,608
Net income	-	-	86,833	86,833
Balance - March 31, 2006	20	212,985	1,274,436	1,487,441
Net income	-	-	415,269	415,269
Balance - March 31, 2007	$ 20	$ 212,985	$ 1,689,705	$ 1,902,710

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the years ended March 31, 2007 and 2006

Balance - March 31, 2005	$ -
Activity during the year ended March 31, 2006	-
Balance - March 31, 2006	-
Activity during the year ended March 31, 2007	-
Balance - March 31, 2007	$ -

See accompanying notes

T. J. RANEY & SONS, INC. - BD

STATEMENTS OF CASH FLOWS

For the years ended March 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 415,269	$ 86,833
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gains (losses) on marketable securities	110	(8,802)
Deferred income taxes	6,279	-
(Increase) decrease in accounts receivable	3,349	(5,178)
(Increase) decrease in prepaid expenses	1,961	(2,759)
Increase in accounts payable and accrued expenses	9,352	3,070
Net cash provided by operating activities	436,320	73,164
Cash flows from investing activities:		
Purchase of certificate of deposit	-	(1,049)
Proceeds from redemption of certificate of deposit	36,885	-
Purchases of marketable securities	(23,613)	-
Net advances to parent	(452,970)	(29,903)
Net advances to employees	(3,829)	(4,812)
Net cash used by investing activities	(443,527)	(35,764)
Cash flows from financing activities:		
Repayments of long-term debt	(11,859)	(6,891)
Net cash used by financing activities	(11,859)	(6,891)
Increase (decrease) in cash and cash equivalents	(19,066)	30,509
Cash and cash equivalents - Beginning of year	77,681	47,172
End of year	$ 58,615	$ 77,681
Supplemental cash flows information:		
Cash paid for interest	$ 3,421	$ 610
Noncash issuance of long-term debt to satisfy liability for fines incurred	-	18,750

See accompanying notes

T. J. RANEY & SONS, INC. - BD

NOTES TO FINANCIAL STATEMENTS

March 31, 2007 and 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and nature of business -

The Company, a wholly-owned subsidiary of T.J. Raney & Sons, Inc. - HC (parent), is a limited broker-dealer formed under the laws of the State of Arkansas and is registered with the National Association of Securities Dealers, Inc.(NASD) and the Arkansas Securities Department. The Company's revenue consists primarily of commissions earned on the sale of equity securities, bonds and variable annuities to individuals.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other broker-dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Commission revenue and related expenses are recorded on a trade date basis. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable investments -

Marketable investments owned consist of publicly traded equity securities and mutual funds and are carried at quoted market prices. Realized and unrealized gains and losses are based on the specific identification method. Changes in the market value of securities are classified as unrealized gains and losses and are included in the determination of income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes -

The Company provides for the expected future tax consequences of events that have been included in the financial statements or tax returns in different reporting periods. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying value and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company has consented to file consolidated federal and state income tax returns with its parent. Consolidated income taxes currently payable are allocated to those members of the consolidated group having taxable income. Such allocation is made on the ratio that the individual companies' taxable income bears to the total of such income of all companies within the consolidated group having taxable income. Under this apportionment method, any tax benefits arising from net operating losses and other tax credits of members included in the consolidated group are shared proportionately by those members having taxable income.

Statement of cash flows -

For purposes of the statement of cash flows, the Company considers cash on hand and on deposit at financial institutions and money market funds, which are available on demand, as cash and cash equivalents.

Reclassifications -

Certain amounts in the 2006 financial statements have been reclassified to conform with the 2007 basis of presentation.

(2) MARKETABLE INVESTMENT SECURITIES:

Information with respect to marketable investments owned as of March 31, 2007 and 2006 follows:

	Original Cost	Unrealized Gains	Unrealized Losses	Market Value
March 31, 2007:				
Equity securities	$ 3,300	$ 5,523	$ -	$ 8,823
Mutual funds	23,612	3,080	-	26,692
	$ 26,912	$ 8,603	$ -	$ 35,515
March 31, 2006:				
Equity securities	$ 3,300	$ 8,712	$ -	$ 12,012

(3) LONG-TERM DEBT:

Long-term debt at March 31, 2006 consisted of the outstanding balance of a 9.75% installment note payable to the NASD requiring $1,500 monthly payments of principal and interest through maturity in February 2007.

(4) INCOME TAXES:

The provision for income taxes consists of the following:

	2007	2006
Current:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred:		
Federal	5,213	-
State	1,066	-
	6,279	-
Income tax provision	$ 6,279	$ -

The effective tax rate differs from the statutory federal income tax rate primarily due to nondeductible expenses and net operating loss carryforwards of the consolidated group pursuant to the tax allocation agreement between the Company and its parent.

The principal temporary differences between income determined for financial reporting and income tax purposes at March 31, 2007 include unrealized gains and losses on marketable investment securities. There were no material temporary differences at March 31, 2006.

(5) NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007 and 2006, the Company had net capital of $93,015 and $124,819 respectively, which was $88,015 and $119,819, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.31 to 1 at March 31, 2007 and 0.25 to 1 at March 31, 2006.

(6) RELATED PARTY TRANSACTIONS:

Management fees for the years ended March 31, 2007 and 2006 consist of charges by the Company's parent for administrative costs paid on the Company's behalf. Rent expense for the years ended March 31, 2007 and 2006 consists of amounts paid to the Company's parent for the use of office space under a month-to-month agreement.

Accounts receivable from T.J. Raney & Sons, Inc. - HC represent noninterest-bearing advances to the Company's parent. Accounts receivable from T.J. Raney Insurance Agency, LLC represent noninterest-bearing advances to an affiliate related to the Company through common ownership.

ADDITIONAL INFORMATION

T.J. RANEY & SONS, INC. - BD

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

March 31, 2007

Net Capital:	
Total stockholder's equity	$ 1,902,710
Less nonallowable assets:	
Accounts receivable - T.J. Raney & Sons, Inc. - HC	(1,700,358)
- T.J. Raney Insurance Agency, LLC	(53,195)
Other assets - Other	(25,290)
Employee advances	(8,641)
Prepaid expenses	(7,043)
Nonmarketable securities	(10,000)
Less haircuts on marketable securities	(5,168)
Net capital	93,015
Net capital requirement	5,000
Excess net capital	$ 88,015
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 29,222
Long-term debt	-
Total aggregate indebtedness	$ 29,222
Ratio of Aggregate Indebtedness to Net Capital	0.31 to 1
Reconciliation with Company's Computation:	
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 99,293
Net audit adjustments:	
Deferred tax provision not recorded	(6,279)
Rounding	1
Net capital per above	$ 93,015

T.J. RANEY & SONS, INC. - BD

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

March 31, 2007

An exemption from Rule 15c3-3 is claimed under Section (k)(2)(B).

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

and

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or to report "Information Relating to Possession and Control Requirements" because it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of Rule 15c3-3 at March 31, 2007.

ERWIN & COMPANY
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

6311 Ranch Drive
Little Rock, AR 72223
(501) 868-7486
(501) 868-7750 (Fax)

Board of Directors
T.J. Raney & Sons, Inc. - BD

In planning and performing our audit of the financial statements and additional information of T.J. Raney & Sons, Inc. - BD (the Company) as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on May 24, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders and management of T.J. Raney & Sons, Inc. - BD, the SEC, the National Association of Securities Dealers, Inc., the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
May 24, 2007

END